June 1, 2012
VIA E-mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Pharmacyclics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 13, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 9, 2012
File No. 000-26658

Ladies and Gentlemen:

This letter responds to the requests for additional clarification on our response dated May 7, 2012 to the letter dated May 3, 2012 from the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the conference call on May 24, 2012, between Mr. Jim B. Rosenberg and Mr. Rainer M. Erdtmann of Pharmacyclics, Inc. (the “Company”).  For your convenience, we have set forth below the relevant Staff’s comment in italicized text using the same numbering in which it appeared in your letter.  The Company’s response follows immediately after the text of the comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.

Form 10-Q for the Quarterly Period Ended December 31, 2011
Note 6 – Agreements, page 12

3.
Refer to your response to comment two under the caption “Treatment of development services in the determination of arrangement consideration” and your disclosure on page 13 of the Form 10-Q regarding the cost sharing agreement with JBI. Please tell us the following:

a.
Why you did not include development costs that you are obligated to perform under the agreement in total arrangement consideration under ASC 605-25-30-1 to be allocated to the deliverables based on the relative selling price.

In addition to our prior response to this question dated May 7, 2012, the Company respectfully notes that it included its contractual obligation to share in 40% of the development costs under the arrangement as a separate deliverable in the arrangement and, therefore, part of the allocation used to attribute the $150 million up-front arrangement consideration to the separate units of accounting identified.  The Company considered whether an argument could be made that our obligations under the cost sharing arrangement were entirely in the scope of ASC 808 “Collaborative Arrangements” and, therefore, not a deliverable under ASC 605 “Revenue Recognition.”  While potentially acceptable, we considered it more prudent given uncertainties regarding the interaction between ASC 808 and ASC 605 to view our proportionate obligations under the cost sharing arrangement as a deliverable in the arrangement to alleviate any concerns regarding premature revenue recognition.

As a result, approximately $64 million of the $150 million up-front payment received was attributed to consideration for Development Services related to the cost sharing arrangement. The Company noted in its previous response that there was no other non-contingent arrangement consideration other than the $150 million upfront fee, which was intended to address the fact that the substantive milestones, which are contingent in nature, were not included as part of the arrangement consideration in accordance with ASC 605-25-30-5. Additional consideration for these milestones is dependent upon the achievement of specific events, as described in our prior responses.  Any potential inflows or outflows for "true-up" payments related to the cost sharing arrangement were not included or evaluated as part of the arrangement consideration because the Company determined that ASC 808 “Collaborative Arrangements” would apply to these payments.  Therefore, an evaluation of whether such payments are considered fixed or determinable under the guidance in ASC 605 would not be applicable.  Specifically, the Company considered Example 3 of ASC 808-10-55 and concluded that "no other authoritative literature" would apply to these payments either "directly or by analogy" and therefore, is recognizing such payments/recoveries consistent with Example 3 as an offset to research and development expenses.

Please direct any comments or questions regarding this filing to me at (408) 215-3325.

Very truly yours,

/s/ Rainer M. Erdtmann

Mr. Rainer M. Erdtmann
Vice President, Finance & Administration
Pharmacyclics, Inc.

cc:	Eric Halvorson, Chair, Audit Committee of the Board of Directors
Robert W. Duggan, Chairman of the Board and Chief Executive Officer
Jeffrey Womer, PricewaterhouseCoopers LLP
Adam W. Finerman, Olshan Grundman Frome Rosenzweig & Wolosky LLP